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                               August 19, 2022

       Liu Jia
       Chief Financial Officer
       Recon Technology, Ltd
       Room 601, 1 Shui   an South Street
       Chaoyang District, Beijing, 100012
       People   s Republic of China

                                                        Re: Recon Technology,
Ltd
                                                            Amendment No. 6 to
Registration Statement on Form F-3
                                                            Filed July 29, 2022
                                                            File No. 333-257806

       Dear Ms. Jia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

       Amendment No. 6 to Registration Statement on Form F-3 filed on July 29, 2022

       Prospectus Summary , page 4

   1.                                                   We understand from your
August 16, 2022 response that while you consider the
                                                        intercompany payables
of the VIE as monetary liabilities, have adjusted the
                                                        balances using the
current exchange rate pursuant to FASB ASC 830-20-35-2, and are reporting the
adjustments as a component of equity pursuant to FASB ASC 830-20-35-
                                                        3(b); you do not
consider the corresponding intercompany receivables to be monetary and are therefore using a
historical exchange rate in translating these to the reporting currency.

                                                        We do not see how you
are able to support the characterization of the intercompany
 Liu Jia
Recon Technology, Ltd
August 19, 2022
Page 2
       balances as both monetary and non-monetary within the consolidated entity or how this would obviate the need to apply the guidance in FASB ASC 830-30-45-3a, which indicates the intercompany receivables would also be translated at the current exchange rate, and would generally yield amounts that are in agreement with the intercompany payables as expressed in RMB.

       In other words, it appears that the intercompany receivables in the first two columns would be credited, collectively by $5,509,828, while accumulated other comprehensive income in the first two columns would be debited, collectively by the same amount, which would obviate the need for the $5,509,828 elimination.

       Please revise all of your consolidating balance sheet presentations in a similar fashion, or explain to us why you believe this guidance would not apply to you under the circumstances. If you have relied upon other authoritative guidance in formulating your view, please identify the specific guidance and explain your rationale.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameLiu Jia
                                                             Division of
Corporation Finance
Comapany NameRecon Technology, Ltd
                                                             Office of Energy &
Transportation
August 19, 2022 Page 2
cc:       Anthony W. Basch
FirstName LastName